Exhibit 10.1

Dear :

On behalf of 180 Life Sciences Corp., a Delaware corporation (the “Company”), I am pleased to extend to you an offer to join the Company’s Board of Directors (the “Board”), effective June 15, 2021. This offer is contingent upon (i) your completion of the enclosed Officers, Directors, Managers and Principal Stockholders Questionnaire, (ii) receipt of a background check satisfactory to the Company, (iii) your confirmation of the enclosed Policy on Insider Trading and Policy on Control and Disclosure of Confidential Information, and (iv) formal approval of your appointment by the Board.

The Company’s current schedule includes approximately four regular meetings of the Board, which are currently held by telephone/video conference, but may in the future be held in person in a convenient location plus additional special meetings as called by the Board from time to time which usually take place by telephone/video conference. In addition to your attendance at Board meetings, we expect to take advantage of your expertise by reaching out to you for advice and counsel between meetings. To the extent that you are appointed as a member of the Audit Committee, you will need to meet at least quarterly with the other members of the committee around the time of quarterly and annual earnings releases and related filings with the SEC.

As a member of the Board, you will owe fiduciary duties to the Company and its stockholders, such as the duty of care, duty of loyalty and the duty of disclosure, which include protecting Company proprietary information from unauthorized use or disclosure.

The following summarizes the compensation that will be provided to you effective upon your appointment to the Board:

•	Option Grant: You will receive an initial option grant to purchase $425,000 of value of shares of the Company’s common stock (value per share and number of shares determined by the Black-Scholes calculation on the date of grant) (the “Initial Option Grant”). To the extent this grant results in less than an option to purchase 100,000 shares of the Company’s common stock, it is expected that the difference in shares between the Initial Option Grant and 100,000 shares would be granted (Second Year Option Grant) in the next compensation year. Compensation year means the period from one annual meeting of shareholders to the next following annual meeting of shareholders. The Initial Option Grant will vest as to 1/48 of the balance of the option shares upon each month of service after the date of grant and have an exercise price per share equal to the closing sales price of a share of common stock on the grant date. The Second Year Option Grant, to the extent later granted by the Board, will vest as to 1/36 of the balance of the option shares upon each month of service after the date of grant and have an exercise price per share equal to the closing sales price of a share of common stock on the grant date. Although it is anticipated that no additional option grants will be made for three (3) years after the Second Year Option Grant, you also will be eligible to receive future option (or other equity) grants for continued Board service pursuant to the Company’s then current outside director compensation policy.

•	Cash Fees: Initially, your cash compensation will consist of $40,000 per compensation year for an annual retainer fee plus additional committee fees. Committee chair fees range from $10,000 to $15,000 per year and committee member fees range from $5,000 to $7,500 per year. Depending on whether you are a committee chair and which committees you sit on, total cash fees (retainer plus committee fees) will range from approximately $55,000 on the lower end to approximately $65,000 on the higher end. After you become a Board member, we will discuss committee chairing and membership; however, it is contemplated that you will serve on one or more of the Compensation Committee, Audit Committee, Risk, Safety and Regulatory Committee, and/or Nominating and Corporate Governance Committee. In addition, the Board may add other committee in the future. All such appointments are subject to the Board’s discretion. Cash fee payments will be made one calendar quarter in arrears and will be pro-rated for partial quarters. The Company does not pay incremental fees for attendance of Board meetings or for telephone/video conferences but will reimburse you for reasonable travel expenses for attending in-person Board meetings and other Board related expenses, subject to compliance with the Company’s reimbursement policies.

The compensation set forth above is subject to change from time to time in the future as determined by the Board. In addition, the Company’s option plan outlines change in control provisions, termination rights, and other matters related to the option grants.

Enclosed are the following documents for your completion:

•	Officers, Directors, Managers and Principal Stockholders Questionnaire
•	Policy on Insider Trading and Policy on Control and Disclosure of Confidential Information

This offer is submitted to you with the understanding that you will tender your resignation as a member of the Board in the event that you are not in compliance with the Company’s then applicable policies, codes or charters (including those set forth above). Should you accept this offer, you are representing to us that you (i) do not know of any conflict which would restrict your ability to serve on the Board and (ii) will not provide the Company with any documents, records, or other confidential information in violation of the rights of other parties.

Consistent with the Company’s governing documents, while the Board has authority to appoint you as a member of the Board, your continued service on the Board will be subject to stockholder approval at the next annual meeting of stockholders. Nothing in this offer should be construed to interfere with or otherwise restrict in any way the rights of the Company and the Company’s stockholders to remove any individual from the Board at any time in accordance with the provisions of applicable law.

You will also be entitled to indemnification for your services as a Board member in accordance with the Company’s standard form of indemnification agreement and the governing documents of the Company.

You are free to end your relationship as a member of the Board at any time and for any reason. In addition, your right to serve as a member of the Board is subject to the provisions of the Company’s charter documents.

The terms in this letter agreement supersede any other agreements or promises made to you by anyone, whether oral or written, and comprise the final, complete and exclusive agreement between you and the Company regarding your service on the Board. Nothing in this letter should be construed as an offer of employment.

While you serve on the Board, you will be expected to notify the Company’s legal counsel of any conflicts of interests that may arise with respect to the Company.

I hope that you will accept our offer to join the Company’s Board of Directors and I look forward to a productive future relationship. If you agree with the above, please indicate your agreement with these terms and accept this offer by signing and dating this letter below.

Sincerely,

James M. Woody, M.D., Ph.D.

Acknowledged and Agreed:

Board member name

Date:_________________

3